May 6, 2026

Daniel Faga
President and Chief Executive Officer
First Tracks Biotherapeutics, Inc.
10770 Wateridge Circle, Suite 210
San Diego, CA 92121

       Re: First Tracks Biotherapeutics, Inc.
           Draft Registration Statement on Form S-1
           Submitted May 1, 2026
           CIK No. 0002091349
Dear Daniel Faga:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Christodoulos Kaoutzanis, Esq.